Exhibit 99.1

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF June 30, 2018

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF June 30, 2018

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

	June 30	December 31
	2018	2017
	U.S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	6,471	11,746
Other current assets	1,017	671
TOTAL CURRENT ASSETS	7,488	12,417
NON-CURRENT ASSETS:
Property and equipment	248	207
Intangible assets	654	654
TOTAL NON-CURRENT ASSETS	902	861
TOTAL ASSETS	8,390	13,278
Liabilities net of capital deficiency
CURRENT LIABILITIES:
Accounts payable:
Trade	262	596
Other	1,766	1,424
TOTAL CURRENT LIABILITIES	2,028	2,020
NON-CURRENT LIABILITIES:
Convertible loan	3,925	3,893
Preferred shares	30,905	33,455
Warrants to purchase preferred shares and shares	5,020	5,398
Severance pay obligations, net	66	70
TOTAL NON-CURRENT LIABILITIES	39,916	42,816
TOTAL LIABILITIES	41,944	44,836
COMMITMENTS AND CONTINGENCIES
CAPITAL DEFICIENCY:
Ordinary Shares, NIS 0.01 par value:
Authorized - as of June 30, 2018 and December 31, 2017,1,000,000 shares; issued and outstanding as of June 30, 2018, and December 31, 2017-34,544 shares	*	*
Accumulated other comprehensive income	41	41
Other reserves	7,896	7,361
Additional paid in capital	2,915	2,853
Accumulated deficit	(44,406)	(41,813)
TOTAL CAPITAL DEFICIENCY	(33,554)	(31,558)
TOTAL LIABILITIES NET OF CAPITAL DEFICIENCY	8,390	13,278

* Represents an amount less than one thousand.

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS (INCOME)
(UNAUDITED)

	Six months ended		Three months ended
	June 30		June 30
	2018	2017	2018	2017
	U.S. dollars in thousands
RESEARCH AND DEVELOPMENT EXPENSES	4,658	1,280	1,765	601
GENERAL AND ADMINISTRATIVE EXPENSES (INCOME)	854	2,894	(409)	2,392
OPERATING LOSS	5,512	4,174	1,356	2,993
FINANCIAL EXPENSES (INCOME):
Income from change in fair value of financial liabilities at fair value	(2,896)	(479)	(2,876)	(742)
Other financial expenses (income), net	(23)	71	(43)	8
FINANCIAL INCOME, net	(2,919)	(408)	(2,919)	(734)
NET COMPREHENSIVE LOSS (INCOME) FOR THE PERIOD	2,593	3,766	(1,563)	2,259

	U.S. dollars		U.S. dollars
LOSS (INCOME) PER ORDINARY SHARE -
Basic	75.06	109.02	(45.25)	65.39
Diluted	91.14	123.86	13.97	77.87
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING -
Basic	34,544	34,544	34,544	34,544
Diluted	36,427	47,320	74,161	44,766

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN CAPITAL DEFICIENCY
(UNAUDITED)

	Number of Ordinary Shares	Ordinary Shares-Amount	Accumulated other comprehensive income	Other reserve	Additional paid in capital	Accumulated deficit	Total
		U.S dollars in thousands
BALANCE AT JANUARY 1, 2017	34,544	*	41	2,844	2,485	(30,616)	(25,246)
CHANGES FOR SIX MONTHS ENDED JUNE 30, 2017:
Net loss for the period	-	-	-	-	-	(3,766)	(3,766)
Share-based compensation	-	-	-	2,247	-	-	2,247
BALANCE AT JUNE 30, 2017	34,544	*	41	5,091	2,485	(34,382)	(26,765)

BALANCE AT JANUARY 1, 2018	34,544	*	41	7,361	2,853	(41,813)	(31,558)
CHANGES FOR SIX MONTHS ENDED JUNE 30, 2018:
Net loss for the period						(2,593)	(2,593)
Share-based compensation	-	-	-	597	-	-	597
Reclassification of capital contribution from controlling shareholder	-	-	-	(51)	51	-	-
Reclassification due to share-based compensation forfeited	-	-	-	(11)	11	-	-
BALANCE AT JUNE 30, 2018	34,544	*	41	7,896	2,915	(44,406)	(33,554)

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Six months ended June 30
	2018	2017
	(Unaudited)
	U.S dollars in thousands
CASH FLOWS USED IN OPERATING ACTIVITIES:
Net loss for the period	(2,593)	(3,766)
Adjustments required to reflect net cash used in operating activities (see appendix A)	(2,614)	1,916
Net cash used in operating activities	(5,207)	(1,850)

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Decrease in restricted deposits	-	1,054
Purchase of property and equipment	(68)	(47)
Net cash provided by (used in) investing activities	(68)	1,007

CASH FLOWS USED IN FINANCING ACTIVITIES:
Payment for maturity of Convertible loans	-	(980)
Net cash used in financing activities	-	(980)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(5,275)	(1,823)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	11,746	4,163
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	6,471	2,340

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Six months ended June 30
	2018	2017
	(Unaudited)
	U.S dollars in thousands
APPENDIX A:
Adjustments required to reflect net cash used in operating activities:
Depreciation	27	19
Gain from change in fair value of financial liabilities at fair value	(2,896)	(479)
Financial expenses	32	47
Net changes in severance pay	(4)	5
Share-based compensation	597	2,247
	(2,244)	1,839
Changes in working capital:
Increase in other current assets	(346)	(219)
Increase (decrease) in accounts payable and accruals:
Trade	(334)	202

Other	342	168
	(338)	151
Cash used for operating activities -
Interest paid	(32)	(74)
	(2,614)	1,916

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENTERA BIO LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 - GENERAL INFORMATION:

General:

a.	Entera Bio Ltd. (the "Company") was incorporated on June 1, 2010.

The Company is a clinical-stage biopharmaceutical company, focused on the development and commercialization of orally delivered large molecule therapeutics in areas with significant unmet medical needs. Currently the Company is focused on the development of oral capsules for the treatment of hypoparathyroidism and osteoporosis.

On January 8, 2018, the Company incorporated Entera Bio Inc. a fully owned subsidiary based in Delaware USA.

Initial Public Offering (IPO)–
On June 29, 2018 the Company filed final prospectus with the Securities and Exchange Commission ("SEC"). On July 2, 2018 the Company Completed the IPO in the NASDAQ Capital Market (the “NASDAQ”), for further information see note 7.

b.
Since the Company is engaged in research and development activities, it has not yet derived income from its activity and has incurred through June 30, 2018, accumulated losses in the amount of $44,406 thousand.  The Company also has negative working capital and has cash outflows from operating activities. The Company's management is of the opinion that its available funds as of June 30, 2018 and the net proceeds from the IPO (as detailed in note 7) are sufficient to support the Company’s ongoing operations for at least 12 months. Nevertheless, The Company requires substantial additional funding in order to continue its research and development programs. These factors raise substantial doubt as to the Company's ability to continue as a going concern.

Management is in the process of evaluating various financing alternatives in the public or private equity markets, as the Company will need to finance future research and development activities and general and administrative expenses through fund raising. However, there is no certainty about the Company's ability to obtain such funding.

The financial information has been prepared on a going concern basis, which assumes the Company will continue to realize its assets and discharge its liabilities in the normal course of business. If the Company does not raise the requisite funds, it will need to curtail or cease operation. These financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

NOTE 2 - BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of June 30, 2018 and for the six months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a complete presentation of financial position, comprehensive loss (income), changes in capital deficiency and cash flows in conformity with generally accepted accounting principles. The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2017 and for the year then ended and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

The results of operations for the six months ended June 30, 2018 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

ENTERA BIO LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of the interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2017 and for the year then ended.

NOTE 4 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS:

a.       Financial risk factors

The Company's activities expose it to a variety of financial risks.

The condensed interim financial statements do not include all financial risk information and disclosures required in the annual financial statements; they should be read in conjunction with the Company's annual financial statements as of December 31, 2017.

There have been no changes in the risk management policies since the year end.

b.       Fair value estimates

The following table presents the Company's liabilities that are measured at fair value:

	Financial liabilities at fair value through profit or loss (Level 3)	Financial liabilities at amortized cost	Total
	U.S. dollars in thousands
As of June 30, 2018:
Trade and other payable	-	2,028	2,028
Convertible loan	3,925	-	3,925
Preferred shares	30,905	-	30,905
Warrants to purchase preferred shares and shares	5,020	-	5,020
	39,850	2,028	41,878

As of December 31, 2017:
Trade and other payable	-	2,020	2,020
Convertible loan	3,893	-	3,893
Preferred shares	33,455	-	33,455
Warrants to purchase preferred shares and shares	5,398	-	5,398
	42,746	2,020	44,766

ENTERA BIO LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

NOTE 4 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

The Company prepared a valuation of the financial liabilities presented above (a Level 3 valuation). The debt component of the convertible loan was valued based on the discounting of future payments of the debt. The convertible components of convertible loan (conversion option to the Company's ordinary shares), preferred shares and warrants were valued based on a combination of the Probability-Weighted Expected Return Method and Back Solve option pricing method model. The following parameters were used:

	June 30,	December 31,
	2018	2017

Price per share*	$819	$908.78
Volatility	62%	55%
Probability of entering Phase 2b/3	NA	70%
Probability for IPO	100%	85%

* The price per share as of June 30, 2018 was based on market approach since the Company's ordinary shares started trading in NASDAQ on June 28, 2018, (prior to the closing of the IPO – see note 7).

As of December 31, 2017, the valuation of the Company's financial liabilities was based on the market approach by using the price per share of 908.78 per preferred B share (see Note 8(b) to the 2017 financial statements) as a basis for the fair market value.

NOTE 5 – SHARE BASED COMPENSATION

A.
On January 10, 2018, the Company appointed Dr. Eric Lang as the Company’s Chief Medical Officer, effective January 15, 2018. In connection with Dr. Lang’s appointment as the Company’s new Chief Medical Officer, the Company’s Board of Directors granted Dr. Lang options to purchase 850 ordinary shares at an exercise price of $820 per share. The options vest over 4 years from the date of grant; 1/4 vest on the date of grant and the remaining vest in twelve equal quarterly installments following the first anniversary of the applicable grant date.  The fair value of the options at the date of grant was $420 thousand.

B.
In January 2018, the Company granted options to purchase 250 ordinary shares to a certain consultant, with an exercise price of $273.88. The options vested immediately.  The fair value of the options at the date of grant was $138 thousand.

C.
The resignation of Mr. Beshar, the Chairman of the board took effect on June 27, 2018,  prior to the effectiveness of the final prospectus of the Company. According to the Mr. Beshar's options terms , options which have yet to fully vest are forfeited and were recognized in the financial statements as a reverse of expense under the General and Administrative line item in the amount of $1,326 thousand.

ENTERA BIO LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 5 – SHARE BASED COMPENSATION (CONTINUED):

D.
Prior to the closing of the IPO the Company's board of directors and shareholders of the Company approved a new Share Incentive Plan (the “New Plan”), subject to the closing of the IPO (see note 7) and has reserved  1,371,398 number of Ordinary Shares, of the Company for allocation of stock options, restricted share units, restricted share awards and performance-based awards (the "Option"), to employees and non-employees. for issuance under the New Plan each Option is exercisable to one ordinary share.

Any option granted under the Plan that is not exercised within 10 years from the date upon which it becomes exercisable will expire.

NOTE 6 - BASIC AND DILUTED LOSS PER SHARE

Basic
Basic loss (income) per share is calculated by dividing the result attributable to equity holders of the Company by the weighted average number of Ordinary Shares in issue during the period.

Diluted
All outstanding options, 2012 Convertible Loan, preferred shares, warrants to issue preferred shares B and warrants to issue preferred shares A have been excluded from the calculation of the diluted loss per share for the six months ended June 30, 2018 since their effect was anti-dilutive. The total number of shares related to the outstanding options, 2012 Convertible Loan, preferred shares, warrants to issue preferred shares B and warrants to issue preferred shares A excluded from the calculation of diluted loss per share was 75,869 for the six months ended June 30, 2018.

All outstanding options, 2012 Convertible Loan, warrants to Preferred Shares B and warrants to issue preferred shares A have been excluded from the calculation of the diluted income per share for the three months ended June 30, 2018 since their effect was anti-dilutive. The total number of shares related to the outstanding options, 2012 Convertible Loan, warrants to Preferred Shares B and warrants to issue preferred shares A excluded from the calculation of diluted income per share was 38,164 for the three months ended June 30, 2018.

All outstanding options and 2012 Convertible Loan have been excluded from the calculation of the diluted loss per share for the six months ended June 30, 2017 since their effect was anti-dilutive. The total number of ordinary shares related to the outstanding options and 2012 Convertible Loan excluded from the calculation of diluted loss per share was 14,057 for the six months ended June 30, 2017.

All outstanding options, 2012 Convertible Loan and warrants to preferred shares A have been excluded from the calculation of the diluted loss per share for the three months ended June 30, 2017 since their effect was anti-dilutive. The total number of ordinary shares related to the outstanding options, 2012 Convertible Loan and warrants to preferred shares A excluded from the calculation of diluted loss per share was 17,139 for the three months ended June 30, 2017.

ENTERA BIO LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 6 - BASIC AND DILUTED LOSS PER SHARE (continued):

	Six months ended		Three months ended
	June 30		June 30
	2018	2017	2018	2017
	U.S. dollars (except for share numbers)
Loss (Income) attributable to equity holders of the Company	2,593,000	3,766,000	(1,563,000)	2,259,000
Less:
Income from change in fair value of financial liabilities at fair value	(727,000)	(2,095,000)	(2,599,000)	(1,227,000)
Loss used for the computation of diluted loss per share	3,320,000	5,861,000	1,036,000	3,486,000
Weighted average number of Ordinary Shares used in the computation of basic loss (income) per share	34,544	34,544	34,544	34,544
Add:
Weighted average number of additional shares issuable upon the assumed conversion of:
Preferred shares	-	10,222	37,734	10,222
Warrants to issue preferred shares and shares	1,883	2,554	1,883	-
	1,883	12,776	39,617	10,222

Weighted average number of Shares used in the computation of diluted loss per share	36,427	47,320	74,161	44,766
Basic loss (income) per Share	75.06	109.02	(45.25)	65.39
Diluted loss per Share	91.14	123.86	13.97	77.87

ENTERA BIO LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 7 - SUBSEQUENT EVENTS

On June 28, 2018 the Company offered through an IPO 1,400,000 ordinary shares and 1,400,000 warrants (the “warrants”) to purchase up to 700,000 ordinary shares for a gross consideration of $11.2 million before issuance costs ($9.3 million net of issuance costs which include $0.9 million to the underwriter and an additional $1 million of other issuance costs). The ordinary shares and warrants sold in units (each a “unit”), with each unit consisting of one ordinary share and one warrant to purchase 0.5 of an ordinary share. The public offering price was $8.00 per unit. The warrants are exercisable immediately at an exercise price of $8.40 per share and will expire five years from the date of issuance, subject to certain exceptions.

The ordinary shares and warrants were immediately separable and issued separately and started to trade following the effectiveness of the registration statement on June 28, 2018.

The closing of the IPO was on July 2, 2018 following which the Company was entitled to receive the proceeds from the IPO. The ordinary shares listed on the NASDAQ under the symbol “ENTX” and the warrants under the symbol “ENTXW”. Certain actions were completed in connection with the closing of the IPO, including:

A.	A 1-for- 130 split of the Company's ordinary shares.

B.	The Company’s outstanding 2012 Convertible loans were automatically converted into 622,180 Ordinary Shares of the Company.

C.
The Company's Series A Preferred Shares, Series B Preferred Shares and Series B-1 Preferred Shares were automatically converted into 1,328,860, 1,856,790 and 1,719,770, Ordinary Shares of the Company, respectively.

D.
The Company's Warrants for Series A preferred shares, Warrants to Series B preferred shares and Warrants to Series B-1 preferred shares were automatically converted into 343,200, 756,340 and 467,220 warrants, respectively, to purchase Ordinary Shares of the Company.

E.
Existing options to purchase Series A preferred shares and warrants to purchase Series A preferred shares, granted to certain holders of our Series A preferred shares that are exercisable upon the closing of this offering, were automatically converted into options to purchase 387,530 ordinary shares and into warrants to purchase 85,931 ordinary shares.

On July 26, 2018, the Company's underwriters exercised their overallotment option to purchase 210,000 warrants to purchase 105,000 Ordinary Shares of the Company for a total consideration of $2,100